X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

04 JAN 15 AM 7:21

DELIVERED BY MAIL

January 6, 2004

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

[redacted]

04012155

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the three news releases that were disseminated by X-Cal Resources Ltd. on dated January 5, 2004.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

encl

dlw 1/20

X-Cal Resources Ltd.

TSX/XCL **January 5, 2004**

News Release

SALE OF BRITISH COLUMBIA GOLD PROPERTY

X-Cal Resources Ltd. announces that it has received the initial payment for sale of its British Columbia gold property, located near Fort St. James, as described in the fairness opinion produced by SRK Engineering that accompanied the Annual General Meeting mailing.

Title transfers will be made to the Omineca Gold Company Ltd.

X-Cal shareholders approved the sale of the Company's British Columbia gold property for $1.6 million.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.

TSX/XCL **January 5, 2004**

News Release

X-CAL BEGINS WORK IN THE CORTEZ AREA, NEVADA

X-Cal Resources Ltd. has allocated an initial US$500,000 budget for advancing its 100%-owned Mill Creek gold property located in Lander County, Nevada.

The 640 acre (one square mile) Mill Creek Property is located within the Cortez Area, where Placer Dome operates the Cortez and Pipeline Gold Mines. Recent announcements from Placer have described new gold discoveries in this area named "ET Blue" and "Cortez Hills".

X-Cal's Mill Creek Property is located on the "Goat Window" to the northwest of Placer's Pipeline Gold Mine. The Mill Creek Property has been held by X-Cal for several years, due to the favourable geology and the presence of gold in early stage drill holes. Many of the important mineral deposits on both the Battle Mountain and Carlin Trends are located on what are locally referred to as "lower plate windows" where deeper rocks have been thrust to the surface.

Two major companies adjoin X-Cal's Mill Creek gold property with contiguous claims. Several offers to joint venture from one of the major companies were declined during the period of low gold prices as the offers did not meet X-Cal's criteria.

The existing data on X-Cal's Mill Creek Property is being compiled at this time for review by the Company's exploration team members and subsequent production of a National Instrument 43-101 compliant report on the property.

The 2004 work program at Mill Creek will include offset drilling of previous gold-bearing intercepts and testing of drill targets in the northeast corner of the property nearest to the lower plate outcrops.

The contents of this release have been reviewed by Richard Redfern M.Sc., C.P.G. and Keith Blair, M.Sc., C.P.G., who are Qualified Persons as defined by NI 43-101.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.

TSX/XCL **January 5, 2004**

News Release

UPDATE ON SLEEPER GOLD PROJECT

On November 24, 2003 X-Cal Resources Ltd. announced intentions to exercise its option on the Kinross interest in the Sleeper Gold District and to establish a joint venture with an experienced financial and exploration group to explore the 30 square mile property, located in Humboldt County, Nevada. In the news release, X-Cal announced an intended closing date of December 20, 2003, prior to the December 30, 2003 deadline for X-Cal's option on the Kinross portion of Sleeper Area mineral rights.

X-Cal and Kinross have agreed to extend the closing date for the exercise of the option, and for X-Cal to complete a joint venture agreement with the New Sleeper Gold group, into January 2004. The New Sleeper Gold group, led by David Fennell and James Crombie, are the "experienced financial and exploration people" referred to in the earlier news release. The negotiation of agreements necessary to achieve the objectives outlined in the November 24, 2003 news release is nearing completion. The relevant agreements are expected to be signable in the near future, with announcements to follow.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*